Exhibit 99.1

Glass House Brands to Participate in Inaugural Benzinga Cannabis Market Spotlight

Event on February 22, 2024

- CEO Kyle Kazan to participate in fireside chat at 9:25 am PT

- President Graham Farrar to be a featured speaker in Cannabis Market Spotlight Series event

- Mr. Kazan hosted on Benzinga Cannabis Insider podcast

LONG BEACH, CA and TORONTO, February 16, 2024 // -- Glass House Brands Inc. (“Glass House” or the “Company” (CBOE CA: GLAS.A.U) (CBOE CA: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that its Co-Founder, Chairman and Chief Executive Officer, Kyle Kazan and Co-Founder, President and Board Director, Graham Farrar, will participate in Benzinga’s inaugural "Cannabis Market Spotlight: California" event to be held February 22, 2024 in Culver City, CA. Mr. Kazan will participate in a fireside chat moderated by Dustin Blitchcock, Benzinga Senior Editor, at 9:25 am PT. Mr. Farrar will be a featured speaker on the “Lessons From Leadership: The New Growth Paradigm” panel.

In addition, Mr. Kazan, recently appeared on the Benzinga Cannabis Insider podcast. Cannabis Insider is a live bi-weekly show for cannabis and retail investors that are focused on marijuana and all things weed, CBD, hemp, and psychedelics. The interview is available here.

“Graham and I are both thrilled to participate in this event on behalf of Glass House,” said Kyle Kazan, Co-Founder, Chairman and CEO of Glass House. “The Benzinga Cannabis Capital Conference is one the premiere cannabis capital events in the U.S. attracting over 5,000 participants annually, and it is coming to Los Angeles with its inaugural Cannabis Market Spotlight: California. This opening event of the Spotlight Series will highlight California and it is fitting that Glass House participates given our role as the top cultivator of premium sungrown cannabis in the state. I’m also excited about appearing on the Benzinga Cannabis Insider podcast to update the market on our current expansion in growing capability as well as to provide my perspective on larger sector developments like the much-anticipated DEA response to the HHS recommendation on rescheduling.”

The Cannabis Market Spotlight is a series of localized events spanning from coast to coast, which will kick off in Los Angeles and travel around the U.S. in 2024 and beyond. The Benzinga Cannabis Market Spotlight will connect top industry leaders from long-standing cannabis brands who have shaped both the California and national landscape.

About Glass House Brands

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand- building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264-5078

E: ir@glasshousebrands.com

Mark Vendetti, Chief Financial Officer

T: (562) 264-5078

E: ir@glasshousebrands.com

Investor Relations Contact:

KCSA Strategic Communications

Phil Carlson

T: 212-896-1233

E: GlassHouse@kcsa.com